UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of April 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: April 2, 2012

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 to 2010 and the first three quarters of 2011 were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the year ended December 31, 2011 is US$1,698 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on December 31, 2011, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of December 31, 2011, are displayed in the following table:

Base Amount	Deal Type	Expiry Date	Trade Date	Market Rate	Market Value (USD)
400,000	Sold Eu.Opt	27/01/2012	12/09/2011	3.823842	-2,299
-400,000	Bought Eu.Opt	27/01/2012	12/09/2011	3.823842	129
300,000	Sold Eu.Opt	27/01/2012	16/06/2011	3.823842	-10,154
-300,000	Bought Eu.Opt	27/01/2012	16/06/2011	3.823842	0
300,000	Sold Eu.Opt	27/01/2012	30/08/2011	3.823842	-8,767
-300,000	Bought Eu.Opt	27/01/2012	30/08/2011	3.823842	2
300,000	Sold Eu.Opt	27/01/2012	08/08/2011	3.823842	-6,830
-300,000	Bought Eu.Opt	27/01/2012	08/08/2011	3.823842	1
300,000	Sold Eu.Opt	27/01/2012	03/08/2011	3.823842	-10,154
-300,000	Bought Eu.Opt	27/01/2012	03/08/2011	3.823842	0
400,000	Sold Eu.Opt	27/01/2012	13/07/2011	3.823842	-14,107
-400,000	Bought Eu.Opt	27/01/2012	13/07/2011	3.823842	0
300,000	Sold Eu.Opt	27/01/2012	27/06/2011	3.823842	-10,154
-300,000	Bought Eu.Opt	27/01/2012	27/06/2011	3.823842	0
400,000	Sold Eu.Opt	27/02/2012	12/09/2011	3.825071	-4,202
-400,000	Bought Eu.Opt	27/02/2012	12/09/2011	3.825071	596
300,000	Sold Eu.Opt	27/02/2012	08/08/2011	3.825071	-7,612
-300,000	Bought Eu.Opt	27/02/2012	08/08/2011	3.825071	28
-300,000	Bought Eu.Opt	27/02/2012	03/08/2011	3.825071	10
300,000	Sold Eu.Opt	27/02/2012	03/08/2011	3.825071	-10,994
300,000	Sold Eu.Opt	27/02/2012	16/06/2011	3.825071	-10,994
-300,000	Bought Eu.Opt	27/02/2012	16/06/2011	3.825071	12
400,000	Sold Eu.Opt	27/02/2012	13/07/2011	3.825071	-14,659

Base Amount	Deal Type	Expiry Date	Trade Date	Market Rate	Market Value (USD)
-400,000	Bought Eu.Opt	27/02/2012	13/07/2011	3.825071	13
300,000	Sold Eu.Opt	27/02/2012	27/06/2011	3.825071	-10,994
300,000	Sold Eu.Opt	27/02/2012	30/08/2011	3.825071	-9,764
-300,000	Bought Eu.Opt	27/02/2012	30/08/2011	3.825071	51
-300,000	Bought Eu.Opt	27/02/2012	27/06/2011	3.825071	10
300,000	Sold Eu.Opt	28/03/2012	23/11/2011	3.825952	-3,953
-300,000	Bought Eu.Opt	28/03/2012	23/11/2011	3.825952	2,007
300,000	Sold Eu.Opt	28/03/2012	30/08/2011	3.825952	-10,730
-300,000	Bought Eu.Opt	28/03/2012	30/08/2011	3.825952	208
300,000	Sold Eu.Opt	28/03/2012	16/06/2011	3.825952	-11,868
-300,000	Bought Eu.Opt	28/03/2012	16/06/2011	3.825952	87
300,000	Sold Eu.Opt	28/03/2012	08/08/2011	3.825952	-8,460
-300,000	Bought Eu.Opt	28/03/2012	08/08/2011	3.825952	141
300,000	Sold Eu.Opt	28/03/2012	03/08/2011	3.825952	-11,868
-300,000	Bought Eu.Opt	28/03/2012	03/08/2011	3.825952	70
400,000	Sold Eu.Opt	28/03/2012	13/07/2011	3.825952	-15,054
-400,000	Bought Eu.Opt	28/03/2012	13/07/2011	3.825952	93
300,000	Sold Eu.Opt	28/03/2012	27/06/2011	3.825952	-11,868
-300,000	Bought Eu.Opt	28/03/2012	27/06/2011	3.825952	70
400,000	Sold Eu.Opt	28/03/2012	12/09/2011	3.825952	-5,655
-400,000	Bought Eu.Opt	28/03/2012	12/09/2011	3.825952	1,225
300,000	Sold Eu.Opt	25/04/2012	27/06/2011	3.826663	-12,636
300,000	Sold Eu.Opt	25/04/2012	08/08/2011	3.826663	-8,707
-300,000	Bought Eu.Opt	25/04/2012	08/08/2011	3.826663	315
-300,000	Bought Eu.Opt	25/04/2012	27/06/2011	3.826663	185
300,000	Sold Eu.Opt	25/04/2012	16/06/2011	3.826731	-12,639
-300,000	Bought Eu.Opt	25/04/2012	16/06/2011	3.826731	230
300,000	Sold Eu.Opt	25/04/2012	03/08/2011	3.826663	-12,636
-300,000	Bought Eu.Opt	25/04/2012	03/08/2011	3.826663	185
300,000	Sold Eu.Opt	25/04/2012	23/11/2011	3.826663	-4,977
-300,000	Bought Eu.Opt	25/04/2012	23/11/2011	3.826663	2,730
-400,000	Bought Eu.Opt	25/04/2012	13/07/2011	3.826731	246
300,000	Sold Eu.Opt	25/04/2012	30/08/2011	3.826663	-11,554
-300,000	Bought Eu.Opt	25/04/2012	30/08/2011	3.826663	442
400,000	Sold Eu.Opt	25/04/2012	12/09/2011	3.826663	-6,665
-400,000	Bought Eu.Opt	25/04/2012	12/09/2011	3.826663	1,863
400,000	Sold Eu.Opt	25/04/2012	13/07/2011	3.826731	-15,408
300,000	Sold Eu.Opt	29/05/2012	23/11/2011	3.827319	-5,961
-300,000	Bought Eu.Opt	29/05/2012	23/11/2011	3.827319	3,540
300,000	Sold Eu.Opt	29/05/2012	30/08/2011	3.827319	-12,451
-300,000	Bought Eu.Opt	29/05/2012	30/08/2011	3.827319	834
-300,000	Bought Eu.Opt	29/05/2012	03/08/2011	3.827319	424
400,000	Sold Eu.Opt	29/05/2012	13/07/2011	3.827319	-15,942
-400,000	Bought Eu.Opt	29/05/2012	13/07/2011	3.827319	565
300,000	Sold Eu.Opt	29/05/2012	27/06/2011	3.827319	-13,486
-300,000	Bought Eu.Opt	29/05/2012	27/06/2011	3.827319	424
300,000	Sold Eu.Opt	29/05/2012	16/06/2011	3.827319	-13,486
-300,000	Bought Eu.Opt	29/05/2012	16/06/2011	3.827319	538

Base Amount	Deal Type	Expiry Date	Trade Date	Market Rate	Market Value (USD)
300,000	Sold Eu.Opt	29/05/2012	08/08/2011	3.827319	-9,242
-300,000	Bought Eu.Opt	29/05/2012	08/08/2011	3.827319	627
300,000	Sold Eu.Opt	29/05/2012	03/08/2011	3.827319	-13,486
-300,000	Bought Eu.Opt	27/06/2012	16/06/2011	3.827714	805
300,000	Sold Eu.Opt	27/06/2012	23/11/2011	3.827714	-6,669
-300,000	Bought Eu.Opt	27/06/2012	23/11/2011	3.827714	4,182
300,000	Sold Eu.Opt	27/06/2012	30/08/2011	3.827714	-13,143
-300,000	Bought Eu.Opt	27/06/2012	30/08/2011	3.827714	1,135
300,000	Sold Eu.Opt	27/06/2012	08/08/2011	3.827714	-9,677
-300,000	Bought Eu.Opt	27/06/2012	08/08/2011	3.827714	886
300,000	Sold Eu.Opt	27/06/2012	03/08/2011	3.827714	-13,841
-300,000	Bought Eu.Opt	27/06/2012	03/08/2011	3.827714	637
400,000	Sold Eu.Opt	27/06/2012	13/07/2011	3.827714	-16,264
-400,000	Bought Eu.Opt	27/06/2012	13/07/2011	3.827714	849
300,000	Sold Eu.Opt	27/06/2012	27/06/2011	3.827714	-14,149
-300,000	Bought Eu.Opt	27/06/2012	27/06/2011	3.827714	637
300,000	Sold Eu.Opt	27/06/2012	16/06/2011	3.827714	-14,149
500,000	Sold Eu.Opt	27/07/2012	23/11/2011	3.828267	-11,644
-500,000	Bought Eu.Opt	27/07/2012	23/11/2011	3.828267	7,950
400,000	Sold Eu.Opt	27/07/2012	06/09/2011	3.828267	-13,978
-400,000	Bought Eu.Opt	27/07/2012	06/09/2011	3.828267	2,979
300,000	Sold Eu.Opt	27/07/2012	30/08/2011	3.828267	-13,791
-300,000	Bought Eu.Opt	27/07/2012	30/08/2011	3.828267	1,407
300,000	Sold Eu.Opt	27/07/2012	08/08/2011	3.828267	-10,483
-300,000	Bought Eu.Opt	27/07/2012	08/08/2011	3.828267	1,119
300,000	Sold Eu.Opt	27/07/2012	03/08/2011	3.828267	-13,838
-300,000	Bought Eu.Opt	27/07/2012	03/08/2011	3.828267	808
500,000	Sold Eu.Opt	29/08/2012	23/11/2011	3.828753	-12,664
-500,000	Bought Eu.Opt	29/08/2012	23/11/2011	3.828753	8,954
400,000	Sold Eu.Opt	29/08/2012	06/09/2011	3.828753	-14,967
-400,000	Bought Eu.Opt	29/08/2012	06/09/2011	3.828753	3,577
300,000	Sold Eu.Opt	29/08/2012	30/08/2011	3.828753	-14,447
-300,000	Bought Eu.Opt	29/08/2012	30/08/2011	3.828753	1,724
500,000	Sold Eu.Opt	24/09/2012	23/11/2011	3.829131	-13,552
-500,000	Bought Eu.Opt	24/09/2012	23/11/2011	3.829131	9,700
400,000	Sold Eu.Opt	24/09/2012	06/09/2011	3.829105	-15,691
-400,000	Bought Eu.Opt	24/09/2012	06/09/2011	3.829131	4,091